Exhibit 99.1

Glass House Brands Receives Licenses to Operate SoCal Greenhouse Facility

- California State Cannabis and Ventura County Cultivation Licenses Received

- 30k Clones Arrived at Facility Immediately Following Licensing, Cultivation Has Already Begun

- First Phase of Facility Construction is Proceeding on Schedule

LONG BEACH, CA and TORONTO, March 14, 2022 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that as of March 11th, 2022 it had received California state cannabis licenses, as well as a cannabis business license from Ventura County (together “the Licenses”), for the Phase I retrofit of the Company's 5.5 million square foot greenhouse located in Southern California (the "SoCal Facility").

Receipt of the Licenses enabled Glass House to immediately commence cultivation activities at the SoCal Facility on March 11th, which included an initial transfer of approximately 30,000 clones from the Company’s nearby cultivation facility in Santa Barbara, California. First harvest from the SoCal facility is expected to occur in the third quarter of 2022.

"The receipt of the required licenses for our SoCal Facility is one of Glass House’s most significant milestones to date, and we are beyond thrilled to initiate planting in our recently converted greenhouse," said Kyle Kazan, Glass House Chairman and CEO. "With our first harvest only months away and the first phase of the retrofit of the SoCal Facility nearing completion, we are on track to becoming the leader in cannabis cultivation capacity. However, it is our best-in-class craft cannabis cultivation practices; and our high quality and low-cost production capabilities that will provide us with a competitive advantage in the world's largest cannabis market."

"This is a momentous achievement for Glass House, one that we have been anxiously awaiting since completing the acquisition of the SoCal Facility six months ago," said Graham Farrar, President and Chief Cannabis Officer. "It is a true ‘Unicorn’ facility that will enable us to produce amazing sun-grown indoor quality at close-to-outdoor cost, providing a durable competitive advantage that allows us to be successful in any market condition. In addition, the facility’s location in an ideal climate; as well as its solar and cogeneration capabilities make it significantly more energy-efficient, with remarkably lower carbon emissions compared to other greenhouse operations. We are very proud of the team, incredibly excited to have initiated planting, and are looking forward to our first harvest later this year. The speed with which the team executed our purchase-to-planting journey was truly impressive.”

Kyle Kazan added, “Our investment in the SoCal facility was a bold move to survive commoditization and the unsustainable pricing therein. We anticipated that this depressed market condition would come eventually when we founded the company, and we feel confident that we will weather it because of the high quality and very low-cost capabilities that the SoCal facility provides.”

To celebrate this milestone, the Company has released this video depicting the “delivery” of the ceremonial first clone to the licensed facility.

The SoCal Facility consists of six, high-tech, environmentally controlled agricultural greenhouses totaling approximately 5.5 million square feet, located on a 165-acre property in Ventura County, California. The Phase I retrofit involves the optimization of approximately 1.7 million square feet of the SoCal Facility for high-quality cannabis cultivation. Included in the first phase retrofit is the conversion of two greenhouses, one of which will consist of a nursery for clones to support the entire facility and the other of which will be used for flowering and have a capacity of approximately 180,000 dry pounds of cannabis per year. Also included, and under construction is a packhouse for processing and a separate distribution center which will support the cultivation operations.

About Glass House Brands

Glass House Brands is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, Board Member and President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House Brands is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com and https://ir.glasshousebrands.com/contact/email-alerts/.

Forward Looking Statements

Certain information in this press release contains "forward looking information" within the meaning of applicable securities laws. Such forward looking information includes, but is not limited to, information with respect to Glass House's objectives and the strategies to achieve these objectives, as well as information with respect to its beliefs, plans, expectations, anticipations, forecasts, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as "will", "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. In particular, and without limiting the generality of the foregoing, forward looking information in this press release includes statements related to: the first phase of the SoCal Facility’s conversion and timing of completion thereof; the Company’s first harvest and timing of completion thereof; the expectation that the Company is well positioned to lead the world's largest cannabis market, that the Company will become a leader in cannabis cultivation capacity; and that the SoCal Facility will give the Company the ability to produce the highest quality cannabis at the lowest possible cost. Forward looking information involves known and unknown risks and uncertainties, many of which are beyond the Company's control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward looking information. These risks and uncertainties include, but are not limited to, the conversion of the SoCal Facility not occurring as planned; the Company’s first harvest not going as planned; that the Company does not become a leader in cannabis cultivation capacity, does not lead the world's largest cannabis market and does not ultimately produce the highest qualify cannabis at the lowest possible cost. Although the Company has attempted to identify the main risk factors that could cause actual results to differ materially from those contained in forward looking information, there may be other risk factors not presently known to the Company or that they presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. Consequently, all of the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company's business, financial condition or results of operation.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078
ir@glasshousebrands.com

Jamin Horn, General Counsel and Corporate Secretary
T: (562) 264 5078

jamin@glasshousegroup.com

Investor Relations Contact:
MATTIO Communications
T: (416) 992-4539
ir@mattio.com